November 1, 2024

Kevin Neylan
Chief Financial Officer
Federal Home Loan Bank of New York
101 Park Avenue
New York, NY 10178-0599

       Re: Federal Home Loan Bank of New York
           Form 8-K
           Filed March 1, 2024
           File No. 000-51397
Dear Kevin Neylan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance